05010224

InBev

RECEIVED
2005 AUG -8 A 10:17

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, July 18, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dlw 8/8

Enclosure: press release

InBev

InBev nv/sa

Press Release

Brussels, July 18, 2005 - 1/2

InBev acquires Tinkoff Brewery in Russia

InBev S.A. (Euronext: INB) ("InBev") is pleased to announce that it has reached an agreement to acquire 100% of Tinkoff, the St. Petersburg, Russia-based brewer, for an enterprise value of €167 million. Tinkoff, Russia's 4th largest independent brewer in terms of capacity, *will immediately add 2.3 million hectoliters of capacity (expandable to 4.8 million hectoliters) to Inbev's current Russian platform. The majority of this additional capacity (2 million hectoliters) will be produced by a new state-of-the-art brewery. In addition, Tinkoff is* the market leader in the fast-growing Russian super-premium beer segment and produces one of Russia's best-known brands.

InBev is currently the number two brewer in Russia, with eight breweries, 12.7 million hectoliters and 15.6% market share in 2004. It has experienced substantial volume growth in recent years (2000-04 CAGR of 11.6%).

The acquisition of Tinkoff is fully aligned with InBev's stated strategy of targeted external growth in strategically important high-growth markets.

The key driver for acquiring Tinkoff is the immediate alleviation of existing short-term capacity constraints which InBev has faced in Russia. Tinkoff's new state-of-the-art 2 million hectoliter brewery (expandable to 4.8 million hectoliters) will allow InBev to supply the St. Petersburg region locally and generate CAPEX savings.

In addition to the extra capacity, there are two further elements that support the deal rationale:

Firstly, Tinkoff provides InBev with a local presence in St. Petersburg, a key Russian market in which InBev has historically been under-represented (3.7% market share compared to a 15.6% national average). Traditionally, St. Petersburg has been a very regionalized market, dominated by local brands, and in which a local brewing presence will provide InBev's existing Russian operations with a strong growth platform.

Secondly, Tinkoff complements InBev's winning brand portfolio in the country by adding the leading local Russian brand in the fast-growing and highly profitable super-premium segment. Tinkoff is the only domestically produced super-premium beer in Russia. Further growth for Tinkoff and InBev's existing brand families is expected, as a result of leveraging InBev's existing nationwide sales and distribution network.

InBev expects that the acquisition of Tinkoff will be accretive to operating results in 2006, and that ROIC - WACC will break-even in 2007.

Underscoring the importance of this transaction in terms of future organic growth and the commitment of both parties to the deal, Mr. Oleg Tinkov will join the Board of Directors of SUN Interbrew Ltd upon closing of the transaction. Tinkoff's restaurant business is not part of the transaction and this business will be retained by Mr. Oleg Tinkov.

The acquisition of Tinkoff is subject to, inter alia, regulatory approval and is expected to close during the second half of 2005.

Stéfan Descheemaeker, InBev's Zone President of Central and Eastern Europe, commented, "*This transaction represents a lever to InBev's organic growth in Russia, and is fully in line with our strategic approach regarding targeted, value-creating M&A*".